UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number:  1-15256

_____________________

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No.76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO SHAREHOLDERS

Date of the Ordinary General Shareholders’ Meeting

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), pursuant to Ofício-Circular/CVM/SEP No. 01/2017 and in order to comply with the provisions of paragraph 2, article 21-L of CVM Instruction No. 481/09, informs its shareholders that the date of the Company’s Ordinary General Shareholders’ Meeting, previously scheduled for April 27, 2018 (as per the Notice to Shareholders disclosed on January 15, 2018), was changed and the Company’s Ordinary General Shareholders’ Meeting  should be held on April 30, 2018.

The Company also informs that the updated Annual Calendar of Corporate Events is available at CVM’s Sistema Empresas.NET (www.cvm.gov.br), the B3 S.A. - Brasil, Bolsa, Balcão website (www.bmfbovespa.com.br). and at the Company's website (www.oi.com.br/ri).

Additional information concerning this meeting will be disclosed in accordance with the time periods established by the applicable laws and regulations.

Rio de Janeiro, February 28, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer